

Arqlite, SPC (the "Company") a Washington Special Purpose Corporation

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Arqlite SPC.

We have audited the accompanying statement of financial position of Arqlite SPC as of December 31, 2020 and 2021 and the related statement of operations, statement of cash flows, and the statement of changes in stockholder equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Arqlite SPC as of December 31, 2020 and 2021 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 5th, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	74,226	209,331
Accounts Receivable	5,010	18,032
Prepaid Expenses	4,994	
Inventory	571,709	31,256
Vendor Deposits	79,200	105,767
Total Current Assets	735,139	364,385
Non-current Assets		
Computer & Office Equipment, Machinery & Equipment, Vehicle, Furniture, and Leasehold Improvements, net of Accumulated Depreciation	1,407,331	1,530,636
Loan Receivable	1,100	
Loan Receivable - Related Party	837,901	805,891
Debt Issuance Costs, less Accumulated Amortization	40,683	-
Total Non-Current Assets	2,287,014	2,336,527
TOTAL ASSETS	3,022,154	2,700,912
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	40,376	2,942
Deferred Revenue		16,800
Bridge Loans Payable	506,500	530,728
Interest Payable on Bridge Loans	37,500	
Note Payable		4,428
Payroll Liability	89,169	12,782
Revenue Based Financing Loans	511,875	-
Interest Payable on Revenue Based Financing Loans	1,421	-
Other Payables	22,330	
Total Current Liabilities	1,209,172	567,680
Long-term Liabilities		
Convertible Notes, Net of Debt Issuance Costs	796,069	-
Interest Payable on Convertible Notes	6,330	-
Deferred Rent	230,755	182,831
Grant Payable	103,326	103,326
Interest Payable on Grant Payable	8,400	6,000
Mandatorily Redeemable Stock	80,000	80,000
Total Long-Term Liabilities	1,224,880	372,157
TOTAL LIABILITIES	2,434,052	939,837
EQUITY		
Series Seed Preferred Stock	200,000	200,000
Series A Preferred Stock	3,381,825	3,381,825
Subscription Receivable - Series A	(152)	(152)
APIC - Redeemable Stock	(68,571)	(68,571)
Common Stock	349,480	333,197
Accumulated Deficit	(3,274,480)	(2,085,224)
Total Equity	588,102	1,761,075
TOTAL LIABILITIES AND EQUITY	3,022,154	2,700,912

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	221,380	3,308
Cost of Revenue	348,430	1,659
Gross Profit	(127,051)	1,649
Operating Expenses		
Advertising and Marketing	93,465	90,003
General and Administrative	900,824	558,694
Rent and Lease	34,211	210,845
Depreciation	7,269	7,751
Share-Based Compensation	16,283	5,785
Total Operating Expenses	1,035,769	873,077
Operating Income (loss)	(1,162,819)	(871,428)
Other Income	10,228	60
Interest Income - Related Party	32,041	34,010
Interest Expense, Related Party	-	(21,960)
Interest Expense	(68,705)	(43,900)
Net Other Income/(Expense)	(26,436)	(31,790)
Net Income (loss)	(1,189,256)	(903,218)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,189,256)	(903,218)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	7,269	7,751
Inventory	(373,961)	(31,256)
Accounts Payable	37,465	189,455
Accrued Interest Receivable	(32,010)	(34,010)
Accrued Interest Payable	6,152	65,860
Accounts Receivable	20,042	(18,032)
Prepaids	(4,994)	221,535
Deferred Expenses	47,925	182,831
Deferred Revenue	(19,800)	16,800
Share-Based Compensation	16,283	5,785
Other Payables	93,564	(40,753)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(202,066)	565,966
Net Cash provided by (used in) Operating Activities	(1,391,321)	(337,252)
INVESTING ACTIVITIES		
Equipment	(50,455)	(1,538,386)
Loans to Related Parties	-	(10,000)
(Deposits)/Refunds of Deposits on Equipment	26,567	(105,767)
Net Cash provided by (used by) Investing Activities	(23,888)	(1,654,153)
FINANCING ACTIVITIES		
Convertible Note Proceeds	755,386	
Series Preferred Share Issuance Proceeds		1,325,595
Other Loan Proceeds/(Payments)	(4,428)	4,428
Bridge Loan Proceeds	17,272	489,228
Revenue-based Financing Loan Proceeds	511,875	
Net Cash provided by (used in) Financing Activities	1,280,105	1,819,251
Cash at the beginning of period	209,331	381,485
Net Cash increase (decrease) for period	(135,105)	(172,154)
Cash at end of period	74,226	209,331

Statement of Changes in Shareholder Equity

	Common Stock		Series A Preferred Stock		Series Seed Preferred Stock		Subscription Receivable	APIC - Redeemable Stock	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/20	11,974	327,412	3,121	2,056,078	1,534	200,000	-	(68,571)	(1,182,006)	1,332,913
Sale of Series A Preferred Stock		-	2,075	1,325,747	-	-	(152)	-	-	1,325,595
Share-Based Compensation - RSA	1,209	5,785	-	-	-	-	-	-	-	5,785
Net Income (Loss)	-	-	-	-				-	(903,218)	(903,218)
Ending Balance 12/31/2020	13,183	333,197	5,196	3,381,825	1,534	200,000	(152)	(68,571)	(2,085,224)	1,761,075
Issuance of Common Stock		-	-	-	-	-	-	-	-	-
Share-Based Compensation - RSA	204	16,283	-	-	-	-	-	-	-	16,283
Net Income (Loss)	-	-	-	-	-	-	-	-	(1,189,256)	(1,189,256)
Ending Balance 12/31/2021	13,387	349,480	5,196	3,381,825	1,534	200,000	(152)	(68,571)	(3,274,480)	588,102

Arqlite, SPC
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Arqlite, SPC ("the Company") was formed in Washington on May 18th, 2015. The Company plans to operate a manufacturing facility that recycles plastic waste into new green materials made for the built environment. The Company will generate revenue through two primary channels: (1) the recycling service in which the Company receives a fee from waste generators equivalent to landfill disposal fees, and (2) through the sale of its finished goods. The Company's headquarters is in Santa Ana, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF starting in 2021and continuing into 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with the U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: is defined as unobservable inputs in which little or no market data exists, requiring an entity to develop its assumptions.

Concentrations of Credit Risks

The Company's financial instruments exposed to credit risk concentrations primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess any parties' financial strength and creditworthiness to which it extends funds. As such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment—net of estimated returns. Coincident with revenue recognition, the Company establishes liability for expected returns and records an asset (and the corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventory consists of finished goods on hand and is stated at the lower of cost or net realizable value. Cost of goods sold is recorded on a First in First out Basis.

Leases

Warehouse Lease: The company has entered into lease agreements for the 2111 S Anne Street Santa Ana facility, an approximately 24k Sq Ft facility on a 1.5-acre lot. The company is committed to a 72-month lease that started in May 2020 and ended in April 2026. The company has the option to renew for an additional 5 years after the current lease.

ExPat Corporate Housing Lease: The corporation entered a lease for corporate housing for Sebastian Sajoux (ExPat) with Mike Y Chen & Jimmy Yu Shun Chen (Landlords); the lease is an annual lease with renewal options. The lease has been renewed through April 19, 2023

Envision Capital Lease: In March 2020, the company entered a lease to buy the facility forklift with Envision Capital; after completing 12 consecutive payments, the company entered into a buyout, and Arqlite SPC now owns the asset.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, how the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2021.

In 2020, the Company added $808,648 worth of equipment for the production line, and in 2021 the Company added $37,667.48 in equipment for the production line bringing the total to $1,009,315. Furthermore, in 2020, the Company purchased facility equipment for $9,804 and leased a forklift from Envision Capital for $26,567. In 2021, the Company purchased the leased forklift from Envision Capital. In April 2021, the Company completed the lease buyout for the facility forklift from Envision Capital. This asset is now accruing depreciation and is under Arqlite SPC control.

A summary of the Company's property and equipment is below. The Company put Machinery and Equipment & Leasehold Improvements tied to the machinery, into services as of December 31, 2021, and have begun to accrue depreciation

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computer & Office Equipment	3	5,059	(1,810)	-	3,249
Leasehold Improvements	30	506,023	(28,931)	-	477,092
Machinery & Equipment	7	1,063,180	(156,184)	-	906,996
Office Furniture	5	13,230	(2,971)	-	10,259
Vehicle	5	12,554	(2,819)	-	9,735
Grand Total	-	1,600,046	(192,715)	-	1,407,331

Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations under regular trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon evaluating the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses include payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expense

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date that amends the original text of ASC. Management believes that those issued to date either:
1. Provide supplemental guidance
2. Are technical corrections
3. Do not apply to us
4. Are not expected to have a significant impact on our financial statements

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2016, 2017 and 2019, the Company entered into loans with a Company under common control by the CEO of the Company. The Company made loans to this related entity, Arqlite SRL, in the amounts of (1) $50,000, (2) $292,100, (3) $300,000 and (4) 22,628 for a total of $664,728 in loans with an interest rate of 5% on the first three loans and 4% on the fourth. The loans have maturity dates of (1) November 2020, (2) February 2022, (3) March 2021, and (4) December 2023. These loans are not secured and no guarantees exist. The principal balance for these loans was $664,728 as of December 31, 2021, and 2020 and the accrued interest totaled $173,173 and $141,163 for each year, respectively.

In Feb 2020, the Company entered a loan with Raquel Zagnoni (mother of the CEO); for the amount, see loan note (6) for complete details. The principal amount agreed was 165,000.00 at a 10% interest rate, with the initial maturity date due on Feb 2021; in Feb 2021, the Company agreed to extend the maturity to Feb 2022, and in December 2021, the parties agreed to extend the maturity to Feb 2025. The lender has the right to claim its payment judicially at its discretion.

In Feb 2021, the Company transferred year 1 accrued interest from the note (6) over to the Revenue Based Finance Agreement (7). The total amount transferred was 16,500.00, which has the same terms.

See Note 7 for subsequent events.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Bridge Loans

In December 2020, The Company entered into a loan agreement for $25,000 with an interest rate of 10% and a maturity date of December 2021. In December 2021, the parties agreed to extend the maturity date to December 2024. This loan is secured by all assets of the Company subject to and subordinate to any senior debtors. The balance of this loan was $25,000 as of December 31, 2021.

In December 2020, The Company entered into a loan agreement for $50,000 with an interest rate of 10% and a maturity date of December 2021. In December 2021, the parties agreed to extend the maturity date to December 2024. This loan is secured by all assets of the Company subject to and subordinate to any senior debtors. The balance of this loan was $50,000 as of December 31, 2021.

In February 2020, The Company entered into a loan agreement for $125,000 with an interest rate of 10% and a maturity date of February 2021. In February 2021, the Company and lender agreed to extend the maturity to

February 2022 and adjust the interest rate to 5% in exchange for year 1 accumulated interest paid in full. In December 2021, the parties agreed to extend the maturity date to February 2025.This loan is secured by all assets of the Company subject to and subordinate to any senior debtors. The balance of this loan was $130,208 as of December 31, 2021.

In February 2020, The Company entered into a loan agreement for $125,000 with an interest rate of 10% and a maturity date of February 2021. In February 2021, the Company and lender agreed to extend the maturity to February 2022. In December 2021, the parties agreed to extend the maturity to February 2025. This loan is secured by all assets of the Company subject to and subordinate to any senior debtors. The balance of this loan was $148,958 as of December 31, 2021.

In February 2020, The Company entered into a loan agreement for $165,000 with an interest rate of 10% and a maturity date of February 2021. In February 2021, the Company and lender agreed to extend the maturity to February 2022 and transfer year 1 accumulated interest over to the RBF within the same month. In December 2021, the parties agreed to extend the maturity to February 2025. This loan is secured by all assets of the Company subject to and subordinate to any senior debtors. The balance of this loan was $178,750 as of December 31, 2021.

Please see "Note 3 – Related Party Transactions" for more details.

Revenue Based Finance

Between Feb 2021 and April 2021, the Company raised $516,500 in revenue-sharing loan agreements with a quarterly repayment rate of 5% of topline revenue until the investment multiple of 2x is returned in full in the amount of $1,033,000 is expected to be paid back. The Company can settle the entire principal balance plus interest at an interest rate of 15% if paid within 18 months of the initial distribution.

Convertible Notes

Starting in 2017 through Jan 2019, the Company raised convertible notes in the amount of $562,500 of which accrued $34,857 in interest before being converted on August 19, 2019, to preferred equity at the Series A offering round, the total that was converted was $597,457.

In July 2021, the Company started raising capital on Wefunder in terms of a convertible note, with terms set at a 20% discount at 18M valuation, 20% with the notes carrying a 4% interest rate with a 2-year maturity. In addition to this, the Company had early bird terms for the first $180,000 raised would have a 20% discount at a 12M valuation, same term length, and interest rate.

Grant Payable

In July of 2016, the Company entered into a agreement with Echoing Green Fellowship to receive a recoverable grant of $80,000 to be paid to the Company in four installments of $20,000. The term of the grant was July 1, 2016 through June 30, 2018 and the money was to be used for charitable, scientific, literary or educational purposes. In addition, there was a requirement that the Company become a full-time employee with the entity for the duration of the term. Beginning on the completion of the term, interest of three percent per year shall accrue on the principal amount and shall continue until the earlier of the date that is 10 years after the date of this agreement, or such time as the recoverable grand becomes repayable due to any capitalization event or scale event. If none occurs within 10 years after the date of this agreement, the recoverable grant shall be deemed forgiven. A capitalization event shall occur upon the closing of any proposed capitalization event that values the For-Profit or any successor organization at greater than $5 Million U.S. dollars. A scale event shall occur on the last day of the For-Profit's financial year in which, for the first time, the total revenues of the For-Profit or any successor organization are greater than $2 Million U.S. dollars for such financial year, and the For-Profit's net income (as determined in accordance with generally accepted accounting principles) is greater than zero. As of December 31, 2021, the Company has not triggered repayment in accordance with the terms of the recoverable grant agreement and interest continues to accrue. The grant payable balance is $80,000 as of December 31, 2020 and December, 2021 and the accrued interest is $6,000 and $8,400 as of those dates, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	594,300
2023	802,399
2024	75,000
2025	349,075
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 20,000 shares of Common Stock with no par value. 13,387 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 9,500 shares of Preferred Stock with no par value. 6,730 shares were issued and outstanding as of 2020 and 2021. In 2016, the Company issued 1,534 shares as Series Seed Preferred Stock, and from 2016 to 2019; the Company raised a convertible note which was converted at the Series A Preferred Stock, issuing 1,677 shares, in addition to the Series A Preferred Stock equity round which issued an additional 3,519 shares. For a total of 6,730 shares.

Series Seed Preferred Shares, 1,534 Issued:

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed Preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Dividends: The holders of Series Seed Preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

Conversion: Series Seed Preferred Shareholders have the right to convert shares into Common Stock at a rate of the specified conversion price of $658.89 at the shareholder's discretion, or mandatorily in a change of control event, or via a specified vote of the holders of Series Seed

Voting: Series Seed Preferred Shareholders have one vote for every common share they could own if converted

Series A Preferred Shares, 5,196 issued:

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Dividends: The holders of Series A Preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

Conversion: Series A Preferred Shareholders have the right to convert shares into Common Stock at a rate of the specified conversion price of $658.89 at the shareholder's discretion. Mandatory conversion will occur upon the close of a public offering of not less than $100,000,000 or the occurrence of an event, specified by vote or written consent of the Requisite Holders of Series A Preferred Stock

Voting: Series A Preferred Shareholders have one vote for every common share they could own if converted

Preferred Shareholders receive dividends at the board of directors' discretion on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as having the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Mandatorily Redeemable Stock

In November of 2015, the Company entered into a stock purchase agreement for 700 shares of common stock in exchange for $20,000 in cash. This agreement includes redemption rights which obligate the Company to redeem a total of 400 of the shares of common stock which were sold at a redemption price of $200 per share. The Company is obligated to redeem a number of redeemable shares on each date forty-five days following the end of each quarterly accounting period, also known as the Redemption Date. The number of redeemable shares to be redeemed on each Redemption Date shall be equal to the quotient obtained by dividing (A) an amount equal to four percent (4%) of the Company revenue by (B) the per share redemption price. The Company shall effect such redemptions on each Redemption Date by paying in cash in exchange for the redeemable shares to be redeemed on such Redemption Date an amount equal to the product of (x) the number of redeemable shares to be redeemed on such Redemption Date times (y) the per share redemption price. As of December 31, 2021, the Company has not redeemed any of the redeemable shares.

NOTE 7 – SUBSEQUENT EVENTS

After December 31, 2021, the Company has evaluated events to assess the need for potential recognition or disclosure in this report. Such events were assessed through May 5, 2022, the date these financial statements were available to be issued. The Company has continued to raise capital on Wefunder, extending its prior round that started in July 2021. The Company may continue to raise capital to the allowable limit under SEC Reg CF rules of $5M. The terms remain the same as non-early bird terms, 4% interest, and 2-year maturity at a 20% discount on an 18M valuation.

In 2022 the Company executed promissory notes to receive funds from shareholders totaling $325K at interest of 10% with maturities ranging between May to June 2022 with the possibility of extension.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The entity has realized losses and negative cashflows from inception and has a working capital deficiency. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends on its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are forced to cease or limit operations for extended or indefinite periods. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services, have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic and the effectiveness of government and central bank responses remain unclear currently. It is not possible to reliably estimate the time and severity of these consequences and their impact on the financial position and results of the Company for future periods.